Exhibit 99.2

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS’ REPORT
YEARS ENDED DECEMBER 31, 2010, 2009 and 2008

INDEPENDENT AUDITORS’ REPORT

To the management
National Methanol Company (Ibn Sina)
Al-Jubail, Saudi Arabia

We have audited the accompanying balance sheets of National Methanol Company (Ibn Sina), a Saudi limited liability company (the “Company”) as of December 31, 2010 and 2009, and the related statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in Saudi Arabia.

Accounting principles generally accepted in Saudi Arabia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 23 to the financial statements.

/s/ Deloitte & Touche
Bakr Abulkhair & Co.

Nasser M. Al-Sagga
License No. 322
February 10, 2011

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009

		2010	2009
	Note	SR 000	SR 000

ASSETS
Current assets
Cash and cash equivalents	3	335,234	284,318
Trade receivables from related parties	17	462,130	471,770
Inventories	4	219,202	180,718
Other receivables and prepayments	5	37,695	52,146

Total current assets		1,054,261	988,952

Non-current assets
Property, plant and equipment	6	621,607	697,663
Project under construction	7	28,663	-
Intangible assets	8	38,736	39,264
Other non-current assets	9	54,020	27,334

Total non-current assets		743,026	764,261

TOTAL ASSETS		1,797,287	1,753,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	11	46,538	29,825
Accrued and other current liabilities	12	490,987	388,729

Total current liabilities		537,525	418,554

Non-current liabilities
End-of-service indemnities	13	96,244	83,371
Other liabilities	14	15,139	15,422

Total non-current liabilities		111,383	98,793

Shareholders’ equity
Share capital	1	558,000	558,000
Statutory reserve	20	279,000	279,000
Retained earnings		311,379	398,866

Total shareholders’ equity		1,148,379	1,235,866

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		1,797,287	1,753,213

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

		2010	2009	2008
	Note	SR 000	SR 000	SR 000

Sales	17	3,489,813	2,822,144	4,025,668

Cost of sales	17	2,021,016	1,585,055	2,243,193

Gross profit		1,468,797	1,237,089	1,782,475

Distribution expenses		372	525	797
General and administrative expenses	16,17	16,335	14,817	19,501

Operating income		1,452,090	1,221,747	1,762,177

Financial income		2,077	812	18,166
Other income (expenses), net		5,908	4,155	(2,272)

NET INCOME		1,460,075	1,226,714	1,778,071

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

		Saudi
		Basic	CTE
		Industries	Petrochemicals
		Corporation	Company	Total
	Note	SR 000	SR 000	SR 000

Share capital
December 31, 2010, 2009 and 2008	1	279,000	279,000	558,000

Statutory reserve
December 31, 2010, 2009 and 2008	20	139,500	139,500	279,000

Retained earnings
January 1, 2008		243,774	202,891	446,665
Net income for the year		889,036	889,035	1,778,071
Zakat and income tax for year	15	(21,064)	(182,688)	(203,752)
Amounts withheld from shareholders towards zakat and income tax		-	117,561	117,561
Dividend related to year 2007, net		(243,774)	(202,891)	(446,665)
Dividend related to current year		(809,500)	(809,500)	(1,619,000)

December 31, 2008		58,472	14,408	72,880

Net income for the year		613,357	613,357	1,226,714
Zakat and income tax for year	15	(16,495)	(121,047)	(137,542)
Amounts withheld from shareholders towards zakat and income tax		-	106,105	106,105
Dividend related to year 2008, net		(58,616)	(15,640)	(74,256)
Dividend related to current year		(397,518)	(397,517)	(795,035)

December 31, 2009		199,200	199,666	398,866

Net income for the year		730,038	730,037	1,460,075
Zakat and income tax for year	15	(19,846)	(159,586)	(179,432)
Amounts withheld from shareholders towards zakat and income tax		-	97,421	97,421
Dividend related to year 2009, net		(199,304)	(192,049)	(391,353)
Dividend related to current year		(537,099)	(537,099)	(1,074,198)

December 31, 2010		172,989	138,390	311,379

Total shareholders’ equity
December 31, 2010		591,489	556,890	1,148,379

December 31, 2009		617,700	618,166	1,235,866

December 31, 2008		476,972	432,908	909,880

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	2010	2009	2008
	SR 000	SR 000	SR 000

OPERATING ACTIVITIES
Net income	1,460,075	1,226,714	1,778,071
Adjustments for:
Depreciation	97,306	94,850	84,830
Amortization of intangible assets	51,992	57,280	47,108
End-of-service indemnities	14,750	7,040	12,975
Loss on disposal of property, plant and equipment	-	460	220

Changes in operating assets and liabilities:
Trade receivables from related parties	9,640	(145,618)	339,768
Inventories	(38,484)	(57,761)	8,680
Other receivables and prepayments	14,451	(18,106)	4,893
Accounts payable	16,713	(1,147)	(4,401)
Accrued and other current liabilities	51,551	171,636	(210,752)
Other liabilities	(283)	(3,490)	(493)

Cash from operations	1,677,711	1,331,858	2,060,899

End-of-service indemnities paid	(1,877)	(24,128)	(6,331)
Zakat and income tax paid	(137,746)	(190,923)	(205,850)

Net cash from operating activities	1,538,088	1,116,807	1,848,718

INVESTING ACTIVITIES
Additions to property, plant and equipment	(48,933)	(50,973)	(62,746)
Proceeds from disposal of property, plant and equipment	-	486	-
Additions to project under construction	(19,642)	-	-
Additions to intangible assets	(51,464)	(73,103)	(17,012)
Other non-current assets	997	(921)	6,928

Net cash used in investing activities	(119,042)	(124,511)	(72,830)

FINANCING ACTIVITIES
Dividends paid net of zakat and income tax	(1,368,130)	(763,186)	(1,948,104)

Net cash used in financing activities	(1,368,130)	(763,186)	(1,948,104)

Net change in cash and cash equivalents	50,916	229,110	(172,216)

Cash and cash equivalents, January 1	284,318	55,208	227,424

CASH AND CASH EQUIVALENTS, DECEMBER 31	335,234	284,318	55,208

Non-cash transactions:

Accruals for additions to project under construction	9,021	-	-
Construction in progress transferred to employee home ownership receivables	27,683	-	-

The accompanying notes form an integral part of these financial statements

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

1.	ORGANIZATION AND ACTIVITIES

National Methanol Company (“Ibn Sina”) (“the Company”) is a Saudi limited liability company registered under Commercial Registration No. 2055000779 dated 19 Rajab 1401H (May 23, 1981).

The Company is owned equally by Saudi Basic Industries Corporation (“SABIC”), a Saudi Arabian joint stock company and CTE Petrochemicals Company (“CTE”), a partnership registered in Cayman Islands, British West Indies. CTE is equally owned by Elwood Insurance Ltd., a Bermuda Corporation, and Texas Eastern Arabian Ltd., a Bermuda Corporation.

The authorized share capital of the Company is SR 742 million divided into 7,420 units of SR 100,000 each. The paid up capital at December 31, 2010 and 2009 was SR 558 million comprised of 5,580 units of SR 100,000 each.

The Company’s principal business activity is to operate a petrochemical complex at Al-Jubail Industrial City which produces Methanol and Methy1 Tertiary Butyl Ether (“MTBE”). The Company’s Methanol and MTBE plants commenced commercial operations on November 1, 1984 and July 1, 1994, respectively. SABIC distributes and markets the Company’s products.

During 2010, the shareholders agreed to expand the Company’s activities by establishing a plant for the manufacturing of polyoxymethylene (“POM”).

The Company’s registered office is in Al-Jubail Industrial City in the Kingdom of Saudi Arabia.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in compliance with the accounting standards issued by the Saudi Organization for Certified Public Accountants. The following is a summary of significant accounting policies applied by the Company:

Accounting convention
The financial statements are prepared under the historical cost convention.

Revenue recognition
Product sales are made to SABIC (“the Marketer”). Upon delivery of products to the Marketer, sales are recorded at provisional selling prices net of marketing expenses paid directly by the Marketer. These selling prices are later adjusted based upon actual selling prices received by the Marketer from third parties. Adjustments are recorded as they become known to the Company.

Distribution and general and administrative expenses
Distribution expenses principally comprise of costs incurred in the distribution and sale of the Company’s products / services. All other expenses are classified as general and administrative expenses.

General and administrative expenses include direct and indirect costs not specifically part of production costs as required under generally accepted accounting principles. Allocations between general and administrative expenses and cost of sales, when required, are made on a consistent basis.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

     Accounts receivable
Accounts receivable are stated at the original invoice amount less an allowance for any uncollectible amounts. Adjustments are recorded as they become known to the Company. An estimate for doubtful debts is made when the collection of the accounts receivable amount is considered doubtful. Bad debts are written off as incurred.

     Inventories
Finished goods and chemicals are stated at the lower of cost or net realizable value. Cost of finished goods, chemicals, spare parts and supplies is determined on a weighted average cost basis. Inventories of finished goods include cost of materials, labor and an appropriate portion of direct overheads.

Inventory items that are considered as essential to ensure continuous plant operations are treated as capital spare parts and are classified as plant and equipment and are depreciated using the depreciation rate relevant to the corresponding plant and equipment.

     Property, plant and equipment
Property, plant and equipment are stated at cost net of accumulated depreciation except for construction in progress which is stated at cost. Expenditure on maintenance and repairs is expensed, while expenditure for betterments are capitalized. Depreciation is provided over the estimated useful lives of the applicable assets using the straight line method. Leasehold improvements are amortized over the shorter of the estimated useful life or the remaining term of the lease. Catalysts are depreciated over their estimated useful lives which in certain cases, can be up to 20 years. The estimated years of depreciation of the principal classes of assets are as follows:

Years

Buildings	33
Plant and equipment	5-20
Furniture, fixtures and vehicles	4-10

     Impairment
At each balance sheet date, the Company reviews the carrying amounts of its property, plant and equipment, intangible assets and project under construction to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognized as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognized as income immediately.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Intangible assets
Intangible assets anticipated to provide identifiable future benefits are classified as non-current assets, and are amortized using the straight-line method over their estimated useful lives. Such intangibles assets and their expected amortization periods are as follows:

Employee home ownership (“HOP”) costs
Costs incurred in connection with the construction of employee housing are capitalized with the related assets and are amortized using the straight line method over a period of five years.

Planned turnaround costs
Planned turnaround costs are deferred and amortized over the period until the date of the next planned turnaround. Should an unexpected turnaround occur prior to the previously envisaged date of planned turnaround, then the previously unamortized deferred costs are immediately expensed and the new turnaround costs are amortized over the period likely to benefit from such costs.

Costs of implementation of SAP Enterprise Resource Planning System (“SAP ERP”)
As per the requirements of SABIC’s unified accounting policies, all costs relating to Fanar-SAP ERP implementation are deferred and amortized using the straight line method over a period of five years.

Project under construction
Project under construction represents the costs incurred for the construction of the POM project and is accounted for at cost.

Production advances
Amounts received from affiliates in respect of capital advances to finance tangible assets of the Company are included under non current liabilities and are amortized over the estimated useful lives of the related assets using the straight line method.

End-of-service indemnities
End-of-service indemnities, required by the Saudi Arabian labor law, are provided in the financial statements based on the employees’ length of service.

Employees’ home ownership program
The Company has a home ownership program that offers eligible Saudi employees home ownership opportunities.

Unsold housing units constructed for eventual sale to eligible employees are included under property, plant and equipment and depreciated over 33 years.

When the houses are allocated to the employees, the cost of houses constructed and sold to the employees under the program is transferred from property, plant and equipment to other non-current assets. Down payments and installments of purchase price received from employees are set off against the other non-current assets.

The cost of the houses and the related purchase price is removed from other non-current assets when the title to the houses is transferred to the employees, at which time, no significant gain or loss is expected to result to the Company.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Employees’ savings plan
The Company maintains an employee saving plan. The contributions from the participants are deposited in a separate bank account and provision is established for the Company’s contribution.

Dividends
Dividends are recognised as a liability at the time of their approval by the Board of Directors. Interim dividends are recorded as and when approved by the Board of Directors.

Foreign currency translation
Foreign currency transactions are translated into Saudi Riyals at the rates of exchange prevailing at the time of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to Saudi Riyals at the exchange rates prevailing at that date. Gains and losses from settlement and translation of foreign currency transactions are included in the statement of income.

Zakat and income tax
The Company is subject to the Regulations of the Department of Zakat and Income Tax (“DZIT”) in the Kingdom of Saudi Arabia. Zakat and income tax are provided on an accruals basis and charged to retained earnings. The zakat charge is computed at 2.5% on the zakat base or adjusted net income, whichever is higher. Income tax is computed at 20% of adjusted net income. Any difference in the estimate is recorded when the final assessment is approved, at which time the provision is cleared.

As per the requirements of the standard issued by the Saudi Organization for Certified Public Accountants, zakat and income tax provisions for mixed companies are presented as a separate item in the statement of changes in shareholders’ equity. Any amount withheld or recovered from shareholders towards zakat and income tax is added back to the shareholders’ equity.

By-product sales
Sales of by-products are credited to cost of sales.

Technology and innovation
Technology and innovation costs are expensed when incurred.

Leasing
Leases are classified as capital leases whenever the terms of the lease transfer substantially all of the risks and rewards of ownership to the lessee. All other leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight line basis over the term of the operating lease.

3.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash, demand deposits, and fixed term deposits with original maturities of three months or less. At December 31, 2010 and 2009, cash and cash equivalents are as follows:

	2010	2009
	SR 000	SR 000

Cash and bank balances	140,234	284,318
Time deposits	195,000	—

	335,234	284,318

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

Cash and bank balances at December 31, 2010 include employees saving plan deposits held in a separate bank account of SR 4.0 million (2009: SR 3.5 million), which are not available to the Company.

4.	INVENTORIES

	2010	2009
	SR 000	SR 000

Finished goods	113,563	97,602
Chemicals	10,276	5,119
Spare parts and supplies	80,952	72,215
Goods in transit	14,411	5,782

	219,202	180,718

Inventories at December 31, 2010 are shown net of allowance for obsolescence of SR 12.3 million (2009 — SR 12.3 million). The spare parts inventory primarily relates to plant and machinery and, accordingly, this inventory is expected to be utilized over a period exceeding one year.

5.	OTHER RECEIVABLES AND PREPAYMENTS

	2010	2009
	SR 000	SR 000

Advances to related parties (note 17)	25,930	37,680
Prepayments	7,316	8,197
Others	4,449	6,269

	37,695	52,146

6.	PROPERTY, PLANT AND EQUIPMENT

2010

				Furniture,
		Plant and		fixtures and	Construction
	Buildings	equipment	Catalyst	vehicles	in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000

Cost
January 1, 2010	311,568	2,133,933	121,294	79,830	59,233	2,705,858
Additions	—	23,509	766	553	24,105	48,933
Transfers	—	29,610	19,094	—	(76,387)	(27,683)

December 31, 2010	311,568	2,187,052	141,154	80,383	6,951	2,727,108

Depreciation
January 1, 2010	205,840	1,673,270	57,872	71,213	—	2,008,195
Charge for year	9,559	74,528	10,986	2,233	—	97,306

December 31, 2010	215,399	1,747,798	68,858	73,446	—	2,105,501

Net book value
December 31, 2010	96,169	439,254	72,296	6,937	6,951	621,607

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

2009

				Furniture,
		Plant and		fixtures and	Construction
	Buildings	equipment	Catalyst	vehicles	in progress	Total
	SR 000	SR 000	SR 000	SR 000	SR 000	SR 000

Cost
January 1, 2009	304,149	2,094,182	88,600	75,743	93,503	2,656,177
Additions	5,189	23,440	1,478	617	20,249	50,973
Disposals	—	—	—	(346)	(946)	(1,292)
Transfers	2,230	16,311	31,216	3,816	(53,573)	—

December 31, 2009	311,568	2,133,933	121,294	79,830	59,233	2,705,858

Depreciation
January 1, 2009	196,310	1,600,819	47,041	69,521	—	1,913,691
Charge for year	9,530	72,451	10,831	2,038	—	94,850
Disposals	—	—	—	(346)	—	(346)

December 31, 2009	205,840	1,673,270	57,872	71,213	—	2,008,195

Net book value
December 31, 2009	105,728	460,663	63,422	8,617	59,233	697,663

The Company has leased land for plant and equipment and buildings from the Royal Commission for Jubail and Yanbu at nominal rent. The lease is for a period of 30 years commencing from 1 Jumada 1402H (February 24, 1982) and is renewable for a similar period under mutually agreed terms and conditions.

At December 31, 2010 and 2009, construction in progress mainly represents costs incurred and advances paid in respect of housing units under construction.

7.	PROJECT UNDER CONSTRUCTION

Project under construction at December 31, 2010 comprises of costs incurred by the Company for the construction of the POM plant and related facilities at Jubail Industrial City, Kingdom of Saudi Arabia. The POM plant is currently in the front end engineering design (FEED) phase and is expected to be completed by 2014. Construction related costs at December 31, 2010, comprise of construction costs under various agreements and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in a manner intended by the management. Directly attributable costs mainly includes employee benefits and licensing fees.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

8.	INTANGIBLE ASSETS

2010

	Employee
	home		Software
	ownership	Turnaround	development
	costs	costs	costs	Total
	SR 000	SR 000	SR 000	SR 000

Cost
January 1, 2010	4,359	167,188	17,585	189,132
Additions	—	51,464	—	51,464

December 31, 2010	4,359	218,652	17,585	240,596

Amortization
January 1, 2010	1,257	131,026	17,585	149,868
Charge for the year	872	51,120	—	51,992

December 31, 2010	2,129	182,146	17,585	201,860

Net book value
December 31, 2010	2,230	36,506	—	38,736

2009

	Employee
	home		Software
	ownership	Turnaround	development
	costs	costs	costs	Total
	SR 000	SR 000	SR 000	SR 000

Cost
January 1, 2009	4,359	95,552	16,118	116,029
Additions	—	71,636	1,467	73,103

December 31, 2009	4,359	167,188	17,585	189,132

Amortization
January 1, 2009	385	78,935	13,268	92,588
Charge for the year	872	52,091	4,317	57,280

December 31, 2009	1,257	131,026	17,585	149,868

Net book value
December 31, 2009	3,102	36,162	—	39,264

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

9.	OTHER NON-CURRENT ASSETS

	2010	2009
	SR 000	SR 000

Employee home ownership receivables	52,423	25,641
Others	1,597	1,693

	54,020	27,334

10.	BANK FACILITIES

The Company has bank facilities amounting to SR 187.5 million from a local commercial bank for overdraft, short term loans, letters of credit, guarantees etc. and bearing interest at commercial rates. These facilities were not utilized at December 31, 2010 and 2009.

11.	ACCOUNTS PAYABLE

	2010	2009
	SR 000	SR 000

Trade accounts payable	7,927	10,106
Due to related parties	38,611	19,719

	46,538	29,825

12.	ACCRUED AND OTHER CURRENT LIABILITIES

	2010	2009
	SR 000	SR 000

Other operating costs	394,417	342,666
Technology and innovation costs (note 16,17)	1,632	1,787
Zakat and income tax (note 15)	73,125	31,439
Withholding tax	6,299	6,659
POM project accruals	9,021	—
Others	6,493	6,178

	490,987	388,729

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

13.	END-OF-SERVICE INDEMNITIES

	2010	2009
	SR 000	SR 000

January 1	83,371	100,459
Additional provision in year	14,750	7,040
Utilization of provision	(1,877)	(24,128)

December 31	96,244	83,371

14.	OTHER LIABILITIES

	2010	2009
	SR 000	SR 000

Employees’ savings plan (note 19)	8,029	7,547
Employees’ early retirement	173	311
Other deferred credits	6,937	7,564

	15,139	15,422

Other deferred credits represent capital advances received from two affiliated companies for their share of the capital cost of a commonly used Truck Loading Facility which is owned and managed by the Company. These advances are being amortized to income over a period of twenty years, which approximates the period over which the related assets are depreciated by the Company.

15.	ZAKAT AND INCOME TAX

The principal elements of the zakat base are as follows:

	2010	2009	2008
	SR 000	SR 000	SR 000

Non-current assets	743,026	764,261	792,340
Spare parts and supplies	80,952	72,215	61,027
Non-current liabilities	111,383	98,793	119,371
Opening shareholders’ equity	1,235,866	909,880	1,283,665
Dividends paid	1,368,130	763,186	1,948,104
Net income	1,460,075	1,226,714	1,778,071

Some of these amounts have been adjusted in arriving at the zakat charge for the year.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

The movement in zakat and income tax provision is as follows:

	2010	2009	2008
	SR 000	SR 000	SR 000

Zakat
January 1	16,495	23,284	22,470
Provision for year	19,806	16,495	21,064
Under provision for prior year	40	—	—
Payments during year	(16,535)	(23,284)	(20,250)

December 31	19,806	16,495	23,284

	2010	2009	2008
	SR 000	SR 000	SR 000

Income tax
January 1	14,944	61,536	64,448
Provision for year	150,740	121,047	182,688
Under provision for prior year	8,846	—	—
Payments during year	(121,211)	(167,639)	(185,600)

December 31	53,319	14,944	61,536

The charge for the year for zakat and income tax is as follows:

	2010	2009	2008
	SR 000	SR 000	SR 000

Zakat for current year	19,806	16,495	21,064
Under provision of zakat for prior year	40	—	—
Income tax for current year	150,740	121,047	182,688
Under provision for income tax for prior year	8,846	—	—

Charged to retained earnings	179,432	137,542	203,752

Outstanding assessments

Zakat and income tax assessments have been finalized with the Department of Zakat and Income Tax (“DZIT”) upto 2003.

During 2009, the Company accepted the revised assessments by the DZIT for the years 1997 to 2003 based on the decision of the Higher Appeal Committee demanding an additional income tax, zakat, delay fine and deemed profit tax liability of SR 56.3 million. The additional assessed liability of SR 56.3 million was paid during January 2010 and was reimbursed by shareholders.

Additionally, the DZIT issued a revised assessment for the year 2004 demanding additional income tax, zakat and delay fine amounting to SR 2.2 million. The Company has filed an appeal against the above assessment and has also submitted a bank guarantee amounting to SR 2.2 million to the DZIT. Additional liabilities that

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

may become payable in connection with zakat, income taxes, delay fines and costs related to the appeals will be borne by the shareholders of the Company.

The DZIT did not issue assessments for the year 2005 onwards as these years are in process by the DZIT.

16.	GENERAL AND ADMINISTRATIVE EXPENSES

	2010	2009	2008
	SR 000	SR 000	SR 000

Employee benefits	5,602	6,496	7,156
Technology and innovation (note 17)	8,282	6,941	11,212
Depreciation	10	10	64
Other	2,441	1,370	1,069

	16,335	14,817	19,501

17.	RELATED PARTY TRANSACTIONS

Trade receivables from related parties at December 31, 2010 and 2009 mainly represent receivables from the Marketer (SABIC).

All procurement services, including warehousing , transporting and arranging for delivery of materials related to the Company’s spare parts, supplies and materials are provided by SABIC under the terms of the procurement services agreement entered between the Company and SABIC. Procurement services are provided by SABIC through the Shared Services Organization (SSO). Advances to SABIC for such services, which are included under other receivables and prepayments, amounted to SR 25.9 million at December 31, 2010 (2009: SR 37.7 million). SABIC charged the Company SR 4.7 million in 2010 (2009: SR 4.2 million) (2008: SR 3.6 million) as procurement services fees.

In addition to procurement services, SSO provides accounting, human resources, information technology, engineering, and other general services to the Company. The total amount charged in respect of these services was SR 8.8 million (2009: SR 7.7 million) (2008: SR 7.5 million).

SABIC Terminal Services Limited (Sabtank) provides shipping and material handling services to the Company. The total service fee charged by the related party in this respect amounted to SR 6.0 million (2009: SR 7.8 million) (2008: SR 8.1 million).

The shareholders also provide the Company with certain required technical, research and development, administrative and other services in accordance with executed agreements. The Company has a Technology and Innovation Service agreement with SABIC, under which SABIC provides research and development services to the Company. The Company is required to pay an annual fee under the agreement, which is

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

calculated at one percent of Methanol sales plus the lesser of US $1 million or one percent of MTBE sales. A summary of the amounts charged by the shareholders is as follows:

	2010	2009	2008
	SR 000	SR 000	SR 000

SABIC — for technology and innovation services	8,282	6,941	11,212

During 2010, related parties incurred SR 12.2 million in relation to the POM project which is reimbursable on an actual basis.

18.	OPERATING LEASE ARRANGEMENTS

	2010	2009	2008
	SR 000	SR 000	SR 000

Charges under operating leases recognized as an expense during the year	6,206	7,029	5,116

Operating lease charges represent rentals payable for vehicles, properties and land. Rentals are fixed at the start of each lease term for a period of 4 years for vehicles and 1 to 2 years for properties.

19.	EMPLOYEE SAVING PLAN

The Company administers a saving plan covering substantially all of the Company’s employees. Participating employees may elect to contribute 1 to 15 percent of their basic salary. The Company matches cumulative employee contributions at a rate which increases by 10 percent each year until completion of ten years of participation, at which time Company’s cumulative contributions equal the employee’s cumulative contributions. The Company’s contributions to the saving plan are accrued monthly and are not funded.

Employees are always fully vested in their contribution. The employees are fully vested in the Company’s accruals generally after one year of participation in the plan. Employees may withdraw their contribution at any time under certain conditions, and have the option to repay such withdrawals. All fully vested amounts are payable to the employees upon retirement or termination of participation in the plan. Upon completion of ten years participation in the plan, Saudi employees may elect to continue their participation or to collect all fully vested amounts and to rejoin the plan as if for the first time.

20.	STATUTORY RESERVE

In accordance with Regulations for Companies in Saudi Arabia, the Company has established a statutory reserve by appropriation of 10% of net income until the reserve equaled 50% of the share capital. This reserve is not available for dividend distribution.

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

21.	RISK MANAGEMENT

Financial instruments carried on the balance sheet principally include cash and cash equivalents, accounts receivable from related parties and other receivables, accounts payable and accrued and other current liabilities.

Credit Risk is the risk that one party will fail to discharge its obligation and will cause the other party to incur a financial loss. Receivables are generally from related parties. Cash is substantially placed with banks with sound credit ratings. Trade accounts receivable are carried net of provision for doubtful debts, if any.

Interest Rate Risk is the risk that the value of financial instruments will fluctuate due to changes in the market interest rates. The Company has no significant interest bearing long term assets or liabilities.

Liquidity Risk is the risk that the Company will encounter difficulty in raising funds to meet commitments associated with financial instruments. Liquidity risk may result from an inability to sell a financial asset quickly at an amount close to its fair value. Liquidity risk is managed by monitoring on a regular basis that sufficient funds are available to meet any future commitments.

Currency Risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Management monitors the fluctuations in currency exchange rates and manages their effect on the financial statements accordingly.

Fair Value is the amount for which an asset could be exchanged, or a liability settled between knowledgeable willing parties in an arm’s length transaction. As the Company’s financial instruments are compiled under the historical cost convention, differences can arise between their book values and fair value estimates. Management believes that the fair value of the Company’s financial assets and liabilities are not materially different from their carrying values.

22.	CAPITAL COMMITMENTS

At December 31, the Company had the following capital commitments:

	2010	2009	2008
	SR 000	SR 000	SR 000

Commitments for POM project and acquisition of property and equipment	172,380	84,000	105,000

23.	SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN ACCOUNTING STANDARDS ISSUED BY THE SAUDI ORGANIZATION FOR CERTIFIED PUBLIC ACCOUNTANTS (SAUDI GAAP) AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES (US GAAP)

The Company is a Saudi limited liability company registered in the Kingdom of Saudi Arabia and prepares its financial statements in accordance with Saudi GAAP. Saudi GAAP varies in certain respects from US GAAP. The material differences between accounting principles, practices and methods under Saudi GAAP and US GAAP and their effect on net income and shareholders’ equity for the years ended December 31, 2010, 2009 and 2008 are presented below, with an explanation of the adjustments. There are no material effects on the

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

balance sheets or the statements of cash flows under Saudi GAAP for the purposes of reconciliation to US GAAP. In addition, comprehensive income under Saudi GAAP is the same as net income.

(a)	Reconciliation of net income

	Year Ended December 31,
(in SR ’000)	2010	2009	2008

Net income under Saudi GAAP	1,460,075	1,226,714	1,778,071
Adjustments:
- Zakat and income tax (i)	(179,432)	(137,542)	(203,752)
- Deferred tax (ii)	6,140	(2,019)	3,521
- Actuarial valuation adjustments for end of service indemnities (iii)	2,881	(6,492)	668
- Other (iv)	(1,016)	3,463	1,115

Net income under US GAAP	1,288,648	1,084,124	1,579,623

(b)	Reconciliation of shareholders’ equity

	Year Ended December 31,
(in SR ’000)	2010	2009	2008

Shareholders’ equity under Saudi GAAP	1,148,379	1,235,866	909,880
- Deferred tax (ii)	5,993	(147)	1,872
- Actuarial valuation adjustments for end of service indemnities (iii)	(31,481)	(21,215)	(14,723)
- Other (iv)	(11,817)	(10,801)	(14,264)

Shareholders’ equity under US GAAP	1,111,074	1,203,703	882,765

(c)	Summary of reconciling items to US GAAP

(i)	Zakat and income tax

Under Saudi GAAP, companies with both Saudi and foreign shareholders (commonly referred to as mixed companies) are required to present income tax and zakat as a separate line item in the statement of changes in shareholders’ equity. However, under US GAAP, income tax and zakat are viewed as expenses attributable to the Company’s operations. Accordingly, income tax and zakat are recognized in the statements of income.

(ii)	Deferred tax

The Company has not recognized deferred income tax under Saudi GAAP. Under US GAAP, deferred tax assets and deferred tax liabilities are recognized for future tax consequences of events, which have been recognized in an entity’s financial statements or tax returns. The Company recognized deferred tax assets and liabilities for the portion of temporary differences subject to income tax, that is, the portion of the taxable income attributable to foreign shareholders. Deferred

NATIONAL METHANOL COMPANY (IBN SINA)
(LIMITED LIABILITY COMPANY)

NOTES TO THE FINANCIAL STATEMENTS (Continued)
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

tax assets and liabilities attributable to zakat, which is also considered as a tax based on income, are not material and, as such, have not been recorded.

(iii)	Actuarial valuation adjustment for end of service indemnities (“EOSI”)

Under Saudi GAAP, the Company’s EOSI obligations is calculated as the current amount of the aggregate vested benefits to which each employee is entitled, assuming each employee had left the Company at the balance sheet date. However, under US GAAP, EOSI is deemed to be a defined benefit plan, and requires recognition of a liability, known as projected benefit obligation, for the actuarial present value as of the balance sheet date of all benefits attributed by the benefit formula to employee services prior to that date. Since EOSI is unfunded, under US GAAP, a liability is recognized equal to the projected benefit obligation. Net periodic pension costs comprise of service costs, interest costs, and gains and losses. In addition, gains or losses that are not recognized immediately as a component of net periodic pension cost are recognized as increases or decreases in other comprehensive income as they arise, and subsequently amortized to income using the corridor approach.

(iv)	Other

Other adjustments include the impact on net income and shareholders’ equity primarily for intangible assets capitalized under Saudi GAAP which should be expensed under US GAAP, interest-free loans to employees recorded at historical cost under Saudi GAAP that are recorded at amortized cost under US GAAP and certain items of plant and equipment which are capitalized under Saudi GAAP which should be expensed as incurred under US GAAP.